Exhibit 99.1

TRILLION ENERGY ANNOUNCES TD and LOGGING RESULTS FOR SOUTH AKCAKOCA 2 GAS WELL

South Akcakoca 2 was successfully drilled to TD and numerous potential gas zones have been identified on logging.

October 20, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce preliminary gas indications from our South Akçakoca 2 well. On October 15, South Akcakoca 2 reached 2,826 metres total depth (TD) which is 1,543.6 metres true vertical depth (TVD). This gas well is the first of our multi-well program on our 49% owned SASB gas field, Black Sea, Turkiye.

The logging while drilling (“LWD”) results suggest there is 32.0 metres of potential natural gas pay within 5 sands in the Akcakoca Member (SASB production zone), with two sands greater than 10 meters of gas pay each. In addition, the LWD identified gas sands also had natural gas detected at surface in the mud logging.

The 7” production casing is set and cemented. Completion, perforation and testing to determine natural gas production rates will occur in the following days.

Arthur Halleran CEO of Trillion stated:

“We are very pleased to have successfully drilled the first directional well in our multi-well program at SASB. This well was drilled on budget, both in time and capital so demonstrates proof of concept for drilling long reach direction wells from existing platforms to tap the new natural gas pools. The preliminary identified gas pay thickness already confirms our geological model used in our drilling location selections. We eagerly anticipate receiving the tested actual gas flow rates, which will occur soon.”

About the Company

Trillion Energy is focused on natural gas production for Europe and Türkiye with natural gas assets in Türkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.